

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 15, 2015

<u>Via E-mail</u>
Gary L. Ellis
Executive Vice President and
 Chief Financial Officer
Medtronic Public Limited Company
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

> **Re: Medtronic Public Limited Company**
> **Form 10-K for the fiscal year ended April 24, 2015**
> **Filed June 23, 2015**
> **File No. 001-36820**

Dear Mr. Ellis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery